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www.dechert.com
_________________________________________

NICHOLAS DILORENZO

+1 617 728 7171 Direct

+1 617 275 8370 Fax

March 31, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forethought Variable Insurance Trust (the “Registrant”) File Nos. 333-189870 and 811-22865 Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted for filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is Post-Effective Amendment No. 18 (the “PEA”) to the Registrant’s Registration Statement on Form N-1A. This PEA is being filed in order to (i) update certain information; (ii) incorporate comments received from the Securities and Exchange Commission staff in connection with its review of PEA No. 13 to the Registration Statement; (iii) file the required exhibits; (iv) incorporate name changes for each portfolio and Forethought Investment Advisors, LLC as a result of a rebranding initiative; and (v) make other non-material changes to the Prospectus and Statement of Additional Information for Global Atlantic BlackRock Allocation Portfolio, Global Atlantic BlackRock Disciplined Core Portfolio, Global Atlantic BlackRock Disciplined Growth Portfolio, Global Atlantic BlackRock Disciplined International Core Portfolio, Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio, Global Atlantic BlackRock Disciplined Small Cap Portfolio, Global Atlantic BlackRock Disciplined U.S. Core Portfolio, Global Atlantic BlackRock Disciplined Value Portfolio, Global Atlantic BlackRock High Yield Portfolio, Global Atlantic Goldman Sachs Core Fixed Income Portfolio, Global Atlantic Goldman Sachs Global Equity Insights Portfolio, Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio, Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio.

We hereby represent that the attached PEA does not contain disclosures that would render it to become ineligible pursuant to Rule 485(b) under the 1933 Act.

No fee is required in connection with this filing. Please direct any questions concerning the filing to the undersigned at 617.728.7171 or John O’Hanlon at 617.728.7111.

Filing Desk

March 31, 2016

Very truly yours,

/s/ Nicholas DiLorenzo_

Nicholas DiLorenzo

cc:        Sarah Patterson

Elizabeth Constant

John O’Hanlon